UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands
STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON ROCKALL EMERGING MARKETS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,742,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON MELDRUM ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,038
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 548,038
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,190
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 399,190
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,446
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 1,560,446
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Michael E. Dailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Mark J. Bonney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

(a)	This statement is filed by:

(vi)	Mark J. Bonney (“Mr. Bonney”), a nominee for election to the Board.

(b)	The address of the principal office of Mr. Bonney is c/o Direct Brands, Inc., One Penn Plaza, 250 West 34th Street, New York, New York 10119.

(c)	The principal occupation of Mr. Bonney is serving as the Executive Vice President and Chief Financial Officer of Direct Brands, Inc.

(d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	Mr. Bonney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Mr. Bonney does not own any Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

On November 19, 2012, the Reporting Persons delivered a letter to the Issuer supplementing the Nomination and Business Proposal Letter dated November 5, 2012 (the “Supplemental Nomination Letter”) in connection with the special meeting of shareholders (the “Special Meeting”) the Reporting Persons have requested to be called by the Issuer.  In the Supplemental Nomination Letter, among other things, the Reporting Persons disclosed that Mark J. Bonney will serve as a Nominee in place of Fulvio Dobrich.

Mr. Bonney has served as Executive Vice President and Chief Financial Officer of Direct Brands, Inc. (“Direct Brands”), a direct to consumer media company, since March 2010.  Direct Brands and its affiliate, Bookspan, are the largest direct-to-consumer distributor of media products in North America.  Mr. Bonney has served as a director of Sigma Designs, Inc., a leader in connected media platforms, since August 2012.  From February 2008 to March 2010, Mr. Bonney served as Vice President and the General Manager of the Authentication Solutions Group of JDS Uniphase Corporation (“JDSU”), a global leader in optical technologies and telecommunications.  From June 2005 until its sale to JDSU in February 2008, Mr. Bonney served as Executive Vice President and Chief Financial Officer of American Bank Note Holographics, Inc. (“ABNH”), a publicly traded, global leader in optical security devices. Mr. Bonney also served as an outside director and chairman of the audit committee of ABNH from February 2003 until June 2005. Prior to 2003, and from August 1999 to March 2002, Mr. Bonney was President and COO of Axsys Technologies, Inc. a publicly traded, leading manufacturer of highly sophisticated components and subsystems used in aerospace, defense, data storage, medical and other high technology markets. From March 1993 to August 1999 Mr. Bonney was the CFO of Zygo Corporation (NASDAQ: ZIGO), a manufacturer of metrology measurement and control systems and optical components used in semiconductor, data storage and other high technology markets. Mr. Bonney received a BS in Business Administration from Central Connecticut State University and a MBA in Finance from the University of Hartford.  Mr. Bonney has over 35 years of experience, holding various senior executive financial and operating positions, in middle market, high technology companies, both in the United States and abroad.  The Reporting Persons believe Mr. Bonney’s extensive public company financial and operational experience will enable him to provide the Issuer with valuable financial and executive insights, making him well qualified to serve on the Issuer’s Board should he be elected at the Special Meeting.

CUSIP NO. 98974P100

The Reporting Persons have reminded the Issuer that the Issuer’s Amended and Restated Bylaws run afoul of the Texas Business Organizations Code (the “TBOC”) with regard to the ability of shareholders to call a special meeting.  The Reporting Persons urge the Issuer to immediately comply with the Reporting Persons’ Special Meeting request and not to further hinder and delay the Reporting Persons’ lawful exercise of their rights under the TBOC.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the proposal and nominations in connection with the Special Meeting and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended to add the following:

A.           Mark J. Bonney

(a)	As of the close of business on November 19, 2012, Mr. Bonney does not directly own any Shares.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bonney has not entered into has entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to add the following:

On November 20, 2012, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 98974P100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Amended and Restated Joint Filing and Solicitation Agreement, dated November 20, 2012.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2012

ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By:	Meldrum Asset Management, LLC
its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

/s/ Michael E. Dailey
Michael E. Dailey

/s/ Mark J. Bonney
Mark J. Bonney